Filed pursuant to Rule 433
Dated February 24, 2011

Relating to
Pricing Supplement No. 696 dated February 24, 2011 to
Registration Statement No. 333-156423

Global Medium-Term Notes, Series H

AUD Fixed Rate Senior Registered Notes Due 2016

Issuer:	Morgan Stanley
Principal Amount:	AUD 850,000,000
Maturity Date:	March 3, 2016
Trade Date:	February 24, 2011
Original Issue Date (Settlement):	March 3, 2011 (T+5)
Interest Accrual Date:	March 3, 2011
Issue Price (Price to Public):	99.520%
Agents’ Commission:	0.250%
All-in Price:	99.270%
Net Proceeds to Issuer:	AUD 843,795,000
Interest Rate:	7.625% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each March 3 and September 3, commencing September 3, 2011
Day Count Convention:	Actual/Actual (ICMA)
Specified Currency:	Australian Dollars (“AUD”)
Minimum Denomination:	AUD 100,000 and integral multiples of AUD 1,000 in excess thereof
Business Days:	New York and Sydney
Benchmark:	Semi/Quarterly Asset Swap
Re-Offer Yield:	7.7425% semi-annual
Re-Offer Spread to Benchmark:	207 bps
Re-Offer Spread to ACGB 4.75% 16:	237.25 bps
ISIN:	XS0598237013
Common Code:	059823701
Form:	Registered
Issuer Ratings:	A2 (Moody’s) / A (Standard & Poor’s) / A (Fitch) / A+ (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)
Agents:
Morgan Stanley & Co. International plc (“MSIP”), Australia and New Zealand Banking Group Limited and such other agents as shall be named in the above-referenced Pricing Supplement. MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MS & Co.  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.  Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated December 23, 2008
Prospectus Dated December 23, 2008